UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Farfetch Limited

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

30744W107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30744W107	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Advent Private Equity Fund IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

23,416,685 shares, except that Advent Venture Partners, LLP, a British Limited Liability Partnership (“AVP LLP”), the management company of APE IV, may be deemed to have sole or shared power to vote these shares, and Leslie Gabb (“Gabb”), Frederic Court (“Court”), Shahzad Malik (“Malik”), Rajesh Parekh (“Parekh”), Peter Baines (“Baines”), and Michael Chalfen (“Chalfen”), the partners of AVP LLP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

23,416,685 shares, except that AVP LLP, the management company of APE IV, may be deemed to have sole or shared power to dispose of these shares, and Gabb, Court, Malik, Parekh, Baines, and Chalfen, the partners of AVP LLP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,416,685 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.21%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 30744W107	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS Advent Management IV Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

234,110 shares, except that AVP LLP, the management company of AM IV, may be deemed to have sole or shared power to vote these shares, and Gabb, Court, Malik, Parekh, Baines, and Chalfen, the partners of AVP LLP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

234,110 shares, except that AVP LLP, the management company of AM IV, may be deemed to have sole or shared power to dispose of these shares, and Gabb, Court, Malik, Parekh, Baines, and Chalfen, the partners of AVP LLP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,110 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.08%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 30744W107	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS Advent Industry L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

908,514 shares, except that AVP LLP, the management company of AI, may be deemed to have sole or shared power to vote these shares, and Gabb, Court, Malik, Parekh, Baines, and Chalfen, the partners of AVP LLP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

908,514 shares, except that AVP LLP, the management company of AI, may be deemed to have sole or shared power to dispose of these shares, and Gabb, Court, Malik, Parekh, Baines, and Chalfen, the partners of AVP LLP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 908,514 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.32%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 30744W107	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS Advent Venture Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

24,559,309 shares, except that Advent Private Equity Fund IV (“APE IV”), the holder of 23,416,685 of these shares, AM IV, the holder of 234,110 of these shares, and AI, the holder of 908,514 of these shares, may each be deemed to have sole or shared power to vote their respective shares, and Gabb, Court, Malik, Parekh, Baines, and Chalfen, the partners of AVP LLP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

24,559,309 shares, except that APE IV, the holder of 23,416,685 of these shares, AM IV, the holder of 234,110 of these shares, and AI, the holder of 908,514 of these shares, may each be deemed to have sole or shared power to dispose of their respective shares, and Gabb, Court, Malik, Parekh, Baines, and Chalfen, the partners of AVP LLP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,559,309 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.61%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 30744W107	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Leslie Gabb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UK Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares.
6

SHARED VOTING POWER

24,559,309 shares that are owned by APE IV, AM IV, and AI, in the amounts of 23,416,685, 234,110, and 908,514, respectively. Gabb may be deemed to have shared power to vote these shares in his capacity as a partner of AVP LLP, the management company of APE IV, AM IV, and AI.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

24,559,309 shares that are owned by APE IV, AM IV, and AI, in the amounts of 23,416,685, 234,110, and 908,514, respectively. Gabb may be deemed to have shared power to dispose of these shares in his capacity as a partner of AVP LLP, the management company of APE IV, AM IV, and AI.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,559,309 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.61%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 30744W107	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS Frederic Court
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION French Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares.
6

SHARED VOTING POWER

24,559,309 shares that are owned by APE IV, AM IV, and AI, in the amounts of 23,416,685, 234,110, and 908,514, respectively. Court may be deemed to have shared power to vote these shares in his capacity as a partner of AVP LLP, the management company of APE IV, AM IV, and AI.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

24,559,309 shares that are owned by APE IV, AM IV, and AI, in the amounts of 23,416,685, 234,110, and 908,514, respectively. Court may be deemed to have shared power to dispose of these shares in his capacity as a partner of AVP LLP, the management company of APE IV, AM IV, and AI.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,559,309 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.61%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 30744W107	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS Shahzad Malik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UK Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares.
6

SHARED VOTING POWER

24,559,309 shares that are owned by APE IV, AM IV, and AI, in the amounts of 23,416,685, 234,110, and 908,514, respectively. Malik may be deemed to have shared power to vote these shares in his capacity as a partner of AVP LLP, the management company of APE IV, AM IV, and AI.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

24,559,309 shares that are owned by APE IV, AM IV, and AI, in the amounts of 23,416,685, 234,110, and 908,514, respectively. Malik may be deemed to have shared power to dispose of these shares in his capacity as a partner of AVP LLP, the management company of APE IV, AM IV, and AI.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,559,309 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.61%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 30744W107	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS Rajesh Parekh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UK Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares.
6

SHARED VOTING POWER

24,559,309 shares that are owned by APE IV, AM IV, and AI, in the amounts of 23,416,685, 234,110, and 908,514, respectively. Parekh may be deemed to have shared power to vote these shares in his capacity as a partner of AVP LLP, the management company of APE IV, AM IV, and AI.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

24,559,309 shares that are owned by APE IV, AM IV, and AI, in the amounts of 23,416,685, 234,110, and 908,514, respectively. Parekh may be deemed to have shared power to dispose of these shares in his capacity as a partner of AVP LLP, the management company of APE IV, AM IV, and AI.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,559,309 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.61%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 30744W107	Page 10 of 15 Pages

1	NAMES OF REPORTING PERSONS Peter Baines
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UK Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares.
6

SHARED VOTING POWER

24,559,309 shares that are owned by APE IV, AM IV, and AI, in the amounts of 23,416,685, 234,110, and 908,514, respectively. Baines may be deemed to have shared power to vote these shares in his capacity as a partner of AVP LLP, the management company of APE IV, AM IV, and AI.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

24,559,309 shares that are owned by APE IV, AM IV, and AI, in the amounts of 23,416,685, 234,110, and 908,514, respectively. Baines may be deemed to have shared power to dispose of these shares in his capacity as a partner of AVP LLP, the management company of APE IV, AM IV, and AI.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,559,309 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.61%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 30744W107	Page 11 of 15 Pages

1	NAMES OF REPORTING PERSONS Michael Chalfen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UK Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares.
6

SHARED VOTING POWER

24,559,309 shares that are owned by APE IV, AM IV, and AI, in the amounts of 23,416,685, 234,110, and 908,514, respectively. Chalfen may be deemed to have shared power to vote these shares in his capacity as a partner of AVP LLP, the management company of APE IV, AM IV, and AI.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

24,559,309 shares that are owned by APE IV, AM IV, and AI, in the amounts of 23,416,685, 234,110, and 908,514, respectively. Chalfen may be deemed to have shared power to dispose of these shares in his capacity as a partner of AVP LLP, the management company of APE IV, AM IV, and AI.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,559,309 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.61%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 30744W107	Page 12 of 15 Pages

Item 1 (a).	Name of Issuer: Farfetch Limited

Item 1 (b).	Address of Issuer’s Principal Executive Offices: The Bower, 211 Old Street, London EC1V 9NR, United Kingdom

Item 2 (a).	Name of Person Filing: The persons and entities filing this Schedule 13G are Advent Private Equity Fund IV (“APE IV”), Advent Management IV Limited Partnership (“AM IV”), Advent Industry L.P. (“AI”), Advent Venture Partners LLP (“AVP LLP”), and Leslie Gabb (“Gabb”), Frederic Court (“Court”), Shahzad Malik (“Malik”), Rajesh Parekh (“Parekh”), Peter Baines (“Baines”), and Michael Chalfen (“Chalfen”), the partners of AVP LLP (together with APE IV, AM IV, AI, and AVP LLP, the “Filing Persons”). AVP LLP is the management company of APE IV, AM IV, and AI, and Gabb, Court, Malik, Parekh, Baines and Chalfen are the partners of AVP LLP.

Item 2 (b).	Address of Principal Business Office or, if none, Residence: The address of the principal place of business for each of the Filing Persons is Advent Venture Partners LLP, 27 Beak Street, London W1F 9RU.

Item 2 (c).	Citizenship: AVP LLP is a UK Limited Liability Partnership. APE IV, AM IV, and AI are UK Limited Partnerships. Gabb, Malik, Parekh, Baines, and Chalfen are UK citizen. Court is a French citizen.

Item 2 (d).	Title of Class of Securities: Class A Ordinary Shares.

Item 2 (e).	CUSIP Number: 30744W107

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Not applicable.

CUSIP NO. 30744W107	Page 13 of 15 Pages

Item 4.	Ownership

(a)	Amount beneficially owned: See Row 9 of the cover page for each of the Filing Persons. Each Filing Person disclaims beneficial ownership with respect to these shares except to the extent of such Filing Person’s pecuniary interest therein.

(b)	Percent of class: See Row 10 of the cover page for each of the Filing Persons.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page for each of the Filing Persons.

(ii)	Shared power to vote or to direct the vote. See Row 6 of the cover page for each of the Filing Persons.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of the cover page for each of the Filing Persons.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover page for each of the Filing Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP NO. 30744W107	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

ADVENT VENTURE PARTNERS LLP

By:	/s/ Leslie Gabb	/s/ Leslie Gabb
	Name: Leslie Gabb		Leslie Gabb
Title: Finance Partner

ADVENT PRIVATE EQUITY FUND IV		/s/ Frederic Court
By: ADVENT VENTURE PARTNERS LLP			Frederic Court
Its: Management Company

/s/ Shahzad Malik
By:	/s/ Leslie Gabb		Shahzad Malik
Name: Leslie Gabb
Title: Finance Partner
/s/ Rajesh Parekh

ADVENT MANAGEMENT IV LIMITED PARTNERSHIP
By: ADVENT VENTURE PARTNERS LLP
Its: Management Company		/s/ Peter Baines
Peter Baines

By:	/s/ Leslie Gabb
	Name: Leslie Gabb	/s/ Michael Chalfen
	Title: Finance Partner		Michael Chalfen

ADVENT INDUSTRY L.P.
By: ADVENT VENTURE PARTNERS LLP
Its: Management Company

By:	/s/ Leslie Gabb
Name: Leslie Gabb
Title: Finance Partner

CUSIP NO. 30744W107	Page 15 of 15 Pages

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Ordinary Shares of Farfetch Limited and further agree that this agreement be included as an exhibit to such filing. Each party to this agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2019.

ADVENT VENTURE PARTNERS LLP

By:	/s/ Leslie Gabb	/s/ Leslie Gabb
	Name: Leslie Gabb		Leslie Gabb
Title: Finance Partner

ADVENT PRIVATE EQUITY FUND IV		/s/ Frederic Court
By: ADVENT VENTURE PARTNERS LLP			Frederic Court
Its: Management Company
/s/ Shahzad Malik
By:	/s/ Leslie Gabb		Shahzad Malik
Name: Leslie Gabb
Title: Finance Partner
/s/ Rajesh Parekh
Rajesh Parekh
ADVENT MANAGEMENT IV LIMITED PARTNERSHIP
By: ADVENT VENTURE PARTNERS LLP
Its: Management Company		/s/ Peter Baines
Peter Baines
By:	/s/ Leslie Gabb
	Name: Leslie Gabb	/s/ Michael Chalfen
	Title: Finance Partner		Michael Chalfen

ADVENT INDUSTRY L.P.
By: ADVENT VENTURE PARTNERS LLP
Its: Management Company

By:	/s/ Leslie Gabb
Name: Leslie Gabb
Title: Finance Partner